January 10, 2006

United States Securities and
Exchange Commission
Washington DC, 20549

   RE:       Netsmart Technologies, Inc.
        Registration Statement on Form S-3
        File No. 333-127238
        Filed on October 27, 2005 and December 9, 2005

        Form 10-K for the year ended December 31, 2004
        Filed on March 18, 2005 and amended on December 9, 2005

        Form 10-Q for the quarterly period ended March 31, 2005
        Filed on May 11, 2005 and amended on December 9, 2005

        Form 10-Q for the quarterly period ended June 30, 2005
        Filed on August 10, 2005 and amended on December 9, 2005

        Form 8-K filed on September 28, 2005 and amended on December 9, 2005

        Form 10-Q for the quarterly period ended September 30, 2005
        Filed on November 14, 2005 and amended on December 9, 2005

Ladies and Gentlemen:

The following are the responses to the comments of the Commission in its letter of December 23, 2005 in connection with the filing by Netsmart Technologies, Inc. (“we,” “us” and “our”) of the above-referenced registration statement. To facilitate your review, we have included your numbered comments along with our related responses.

We again call to the staff’s attention to the fact that the registration statement number indicated on the Commission’s website is 333-129265, rather than the registration statement number indicated in its letter. Please note that the Form S-3/A and related documents filed herewith make reference to Registration Statement Number 333-129265.

United States Securities and Exchange Commission
January 10, 2006
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Form S-3

Where You Can Find More Information, page 10

1.
We note that on December 9, 2005, you amended your Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2005 and Form 10-K for the year ended December 31, 2004. Please revise this section to reflect the filing of these amended Forms 10-Q and Form 10-K.

The requested change has been made in the Form S-3/A filed simultaneously herewith.

Item 17. Undertakings

2.	Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

We have added the undertaking set forth in Item 512(a)(5) of Regulation S-K in the Form S-3/A filed simultaneously herewith. Due to the Company’s fluctuating status as a filer eligible to use Form S-3 for primary offerings, the undertakings under both Rule 430B and Rule 430C have been added. The undertakings set forth in Item 512(a)(6) are not applicable as the offering is not a primary offering of securities.

Form 10-K for the fiscal year ended December 31, 2004

3.	We have reviewed your response to prior comment number 11 and have the following additional comments:

•
We understand that during the quarter ended March 31, 2004 you determined the deferred tax asset was more likely than not to be realized. We further note that as of December 31, 2003, you maintained a significant valuation allowance on your deferred tax asset. Tell us the facts and circumstances that changed during the quarter ended March 31, 2004 which lead you to believe that it was more likely than not that the entire net operating loss carry forward would be utilized and why this was not so as of December 31, 2003.

Although we retained a valuation allowance at December 31, 2003 of $1,731,000, we did release $2,279,000 of the valuation allowance over the course of 2003. In fact, we have been regularly evaluating and adjusting our valuation reserve on a quarterly basis for the past several years as follows:

United States Securities and Exchange Commission
January 10, 2006
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Allowance Release
Qtr Ended 3/31/02	$34,000
Qtr Ended 6/30/02	43,000
Qtr Ended 9/30/02	61,000
Qtr Ended 12/31/02	319,000
Year Ended 12/31/02	$457,000

Qtr Ended 3/31/03	$137,000
Qtr Ended 6/30/03	331,000
Qtr Ended 9/30/03	1,212,000
Qtr Ended 12/31/03	599,000
Year Ended 12/31/03	$2,279,000

Qtr Ended 3/31/04	$52,000
Qtr Ended 6/30/04	140,000
Qtr Ended 9/30/04	147,000
Qtr Ended 12/31/04	1,392,000
Year Ended 12/31/04	$1,731,000

The remaining valuation allowance was determined to be no longer required in 2004 based upon internal budget estimates indicating improved performance and profitability forecasted throughout 2004 and beyond.

We regularly evaluated our valuation allowance based on financial forecasts over a two-year (eight quarter) period. Based on our history these projections provide reliable estimates of future financial performance. Based upon retrospective reviews of our forecasts, considering the volatility of the purchasing cycles of our customers, forecasting beyond two years has not been reliable. In this regard no specific event occurred during the quarter ended March 31, 2004 that changed our analysis of the valuation allowance. We did however estimate during the quarter ended March 31, 2004, that based upon the expected utilization of the NOL during 2004, and based upon the two year forecast (for 2005 and 2006) that we expected would be in place as of December 31, 2004, that we would be in a position at December 31, 2004 to eliminate the balance of the valuation reserve. The facts and circumstances that existed at March 31, 2004 were not sufficient to overcome the “more likely than not” criteria (for the balance of the valuation reserve), but it was expected that those circumstances would be present as of December 31, 2004. We made good faith estimates during each quarter of 2004 as current earnings materialized and as the forecasts for 2005 and 2006 solidified. We then adjusted the valuation allowance using an effective tax rate over the course of the entire year.

•
Given the nature of the significant estimates that impact your tax provisions and the material impact those estimates had on your results during 2004, tell us why you did not include your income tax policy as a critical accounting policy and estimate in your MD&A discussion. In this regard, it appears that you should disclose the methodology and assumptions underlying your estimates, the effect the accounting estimate has on your financial presentation and the effect of changes on those estimates.

United States Securities and Exchange Commission
January 10, 2006
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We call your attention to the language contained in the first paragraph of the Company’s Critical Accounting Policies, as follows: “Among other things, estimates are used in accounting for allowances for bad debts, deferred income taxes, expected realizable values of assets (primarily capitalized software development costs and customer lists) and revenue recognition. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected.”

Below also find additional disclosure which we will include in future filings. This disclosure will be updated based on our current evaluation of operations at the time of filing.

Valuation Allowance for Deferred Income Tax Assets.

We measure deferred income taxes using enacted tax rates and laws that we expect will be in effect when the underlying assets or liabilities settle. We record a valuation allowance against our deferred income tax assets balance when it is more likely than not that the benefits of the net tax asset balance will not be realized, and record a corresponding charge to income tax expense. Our ability to reduce the valuation allowance for deferred income tax assets depends on our ability to generate taxable income in the future. Based on our projection of the Company’s future taxable income we have determined that a valuation allowance is no longer required.

•
Your response indicates that you experienced delays on projects that were accounted for under the percentage of completion method of accounting during the fourth quarter. Clarify whether these delays changed your expectation with regard to estimated costs, cost overruns or loss contracts.

The delays on projects referred to in our response did not refer to contracts in place but rather to contracts that we projected would be signed during the fourth quarter which, had they been signed, would have enabled us to perform on them and generate additional profits during that quarter.

•
Explain why you did not include in MD&A a discussion of the delays you experienced on these contracts, including the impact they had on your historical operating results and liquidity and whether this represents a trend that is expected to continue.

United States Securities and Exchange Commission
January 10, 2006
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As we stated in our immediately preceding response, the delays were not related to contracts in place, but to contracts that were projected to be signed and therefore did not impact on our results and liquidity. Additionally, this is not a trend that we expect to continue.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

Prior Comment Number 17

4.
We note in your response to our prior comment that you allocate revenue using the residual method for multiple element arrangements that do not require significant customization and modification. Your Revenue Recognition footnote should clearly identify each deliverable included in your multi-element arrangements and how the fees are allocated to each element. See Question 1 of SAB Topic 13(B).

We have supplementally provided our revenue recognition footnote in response to comment number 7. We intend to include this disclosure in future filings.

Prior Comment Number 18

5.
Your response indicates that the customer is billed at a fixed number of patients or visits per month. Tell us how these arrangement fees are impacted once the stated number of patients or visits in a particular month is reached. Do you continue to provide services on a transaction basis or do you continue to provide services at no additional cost to the customer? Also, explain your revenue recognition policy and refund policy if you do not provide the stated number of patients or visits in a particular month.

Our prior response indicated that the customer is billed at a fixed number of patients or visits per month. The contracts that we enter into with these customers are generally re-negotiated on an annual basis. Historical patient and visitation information plus the customer’s best estimates of activity are utilized to determine what patient level or visitation level should be established for the following year. Once established, these levels are not adjusted during the course of the year.

The fixed monthly fee is not adjusted upward if a customer exceeds the set number of patients or visits and is not adjusted downward if a customer falls short of the set number of patients or visits. Historically, we have not experienced significant variances from the fixed amounts. We are not required to nor do we issue refunds for a shortfall in the number of patients or visits in a particular month.

United States Securities and Exchange Commission
January 10, 2006
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Prior Comment Number 19

6.
Your breakout of the “General” revenue category appears to include two sub categories (“Turnkey systems labor revenue” and “Third party hardware and software”), which each exceed 10% of total revenues. Tell us how you considered Rule 5-03(b) of Regulation S-X and why you deemed it appropriate to combine the two abovementioned revenue sources within the “General” category.

Rule 5-03(b) indicates that each class which is not more than 10 percent of the sum of the items may be combined with another class. In our initial response, we supplementally included a schedule indicating that these line items were comprised of additional breakouts which primarily consisted of turnkey systems labor revenue, third party hardware and software revenue and licensing revenue. These items are components of individual development contracts that are accounted for on the estimated percentage of completion method. For example, development contract would have a component for labor, hardware and software and licensing revenue. We feel it is therefore appropriate to combine the above mentioned revenue sources within the “General” category.

7.
We note your response in several comments that you plan to provide additional disclosures in future filings. Supplementally, please provide us with a revenue recognition footnote that addresses the comments regarding revenue as well as the disclosures that you intend to provide in future filings.

Following is the form of the revenue recognition footnote that we intend to provide in future filings:

Revenue Recognition

The Company presents its revenue in four different categories: Software and Related Systems and Services- General, Software and Related Systems and Services- Maintenance Contract Services, Application Service Provider Services and Data Center Services, as follows:

Software and Related Systems and Services- General
The Company recognizes revenue from fixed price software development contracts and revenue under license agreements which require significant modification of the software package to the customer's specifications utilizing the estimated percentage-of-completion method. Progress towards completion on a contract is measured using the units of work performed method. Revisions in cost estimates and recognition of losses on these contracts are reflected in the accounting period in which the facts become known. Contract terms provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess of billings, and billings in excess of costs and estimated profits.

United States Securities and Exchange Commission
January 10, 2006
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The Company also enters into multiple element arrangements contracts which do not require significant customization and modification, in which it bundles a software license, one year’s maintenance and sometimes training. In accordance with SOP 97-2, as amended, revenue is allocated using the residual method. The Company sells both annual maintenance contracts and training separately, with long established pricing to its customers. Annual maintenance contracts are generally sold at a fee of 20% of the underlying software license. The Company also sells training separately with established per diem rates for its trainers. Accordingly, the Company uses vendor specific objective evidence to ascertain the fair values of all undelivered elements in a multiple element arrangement. The residual amount is allocated to the software license. Each of these components is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable.

The Company also derives revenue from the sale of third party hardware and software which is recognized based upon the terms of each contract. These sources of revenue, which do not require significant customization or modification, are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable.

Software and Related Systems and Services- Maintenance Contract Services
Maintenance contract revenue consists of services provided to our customers for telephone help services, as well as maintaining and upgrading the software, including ongoing enhancements. The Company’s maintenance contracts may require it to make modifications to meet any new federal or state reporting requirements which become effective during the term of the maintenance contract. Maintenance contract revenue sold under separate contractual arrangements is recognized on a straight-line basis over the life of the respective contract.

The cost of maintenance revenue, which consists solely of staff payroll and applicable overhead, is expensed as incurred.

United States Securities and Exchange Commission
January 10, 2006
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Application Service Provider Services
Application Service Provider Services consist of the Company’s offering of its Avatar suite of products, including CareNet, Continued Learning and InfoScriber products, on a virtual private network or internet delivery approach. This service allows the Company’s customers to rapidly deploy its products and pay on a monthly service basis instead of making a capital intensive investment in the purchase of the system at their own facility. Application Service Provider Services contract revenue, sold under separate contractual arrangements, is recognized on a straight-line basis over the life of the respective contract.

Data Center Services
Information processing revenue, which represents Data Center Services, is recognized in the period in which the service is provided. The Data Center provides software which performs clinical and billing services for outpatient facilities, including mental health, alcohol and substance abuse facilities. Data Center services include statistical reporting, data entry, electronic billing and submission. The Company bills its clients on a transaction basis or on a fixed monthly fee arrangement. Revenue is recognized as the services are performed.

Accounts Receivable, page F-18

Prior Comment Number 22

8.
Your response does not provide a clear picture of the reasons behind the change in the provision for bad debts made in 2003 as compared to the provision made in 2004. Tell us, in greater detail, why a provision of $168,000 was appropriate in 2004 when the provision recorded in 2003 was $1.046 million. Discuss the underlying history and assumptions that resulted in this material change and explain why such discussion was not included within MD&A.

During the year 2003, it was determined that, due to ongoing disputes regarding differences related to product delivery between us and three of our clients, a bad debt reserve should be booked related to these accounts. We previously believed that negotiations with these clients would result in a successful conclusion to these differences. However, based upon the age of these receivables and the fact that negotiations during 2003 seemed to have stalled, we felt that it would be prudent to record a provision for bad debts for these accounts.

We determined the provision necessary based upon specific identification within our Accounts Receivable. Our practice is to evaluate each account and identify invoices as to which we believe collection is at risk and provide for these on a current basis.

United States Securities and Exchange Commission
January 10, 2006
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The total provision for 2003 was $1,046,000. This was comprised of $701,000 related to the three clients mentioned above plus an additional specific provision of $345,000. The provision for 2004 was a benefit of $204,000 which consisted of the reversal of the provision made in 2003 for one of the three clients discussed above in the amount of $372,000, plus an additional specific provision of $168,000. The reversal of the 2003 provision was made after a breakthrough in negotiations was made which enabled us to obtain clearance from the client to complete our work and collect the remainder of the Accounts Receivable balance.

The reason for the difference in the remainder of the provision from 2003 ($345.000) to 2004 ($168,000) is due to the fact that our practice is to specifically identify clients and invoices where we believe collection may be at risk. This being the case, the provision could vary from period to period. The breakdown of the provision for bad debts for the years ended December 31, 2003 and 2004 is as follows:

Specific identification	Year ended 12/31/03	Year ended 12/31/04

Customer 1 & 2	$329,000	$-0-
Customer 3	372,000	(372,000)
Various customers	345,000	168,000

Total provision	$1,046,000	$(204,000)

Form 10-Q for the quarter ended March 31, 2005

Item 4. Controls and Procedures, page 23

9.	We reissue a portion of our prior comment 25. Clarify whether the company believes the material weaknesses identified on page 23 still exist at the end of the period covered by the report.

We have revised the disclosure in response to the staff’s comment. See page 21 of the Form 10-Q/A filed herewith.

Form 8-K/A filed on December 9, 2005

Pro Forma Financial Statements

Prior Comment Number 27

10.	We have reviewed the historical and pro forma financial statements included in your Form 8-K and have the following additional comments:

United States Securities and Exchange Commission
January 10, 2006
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•
Since your financial statements as of and for the period ending September 30, 2005 were available as of the date you filed your pro forma financial statements, and since they are incorporated by reference in your Form S-3, explain why the pro forma financial statements you included were not prepared as of September 30, 2005 and for the interim period ending September 30, 2005. Refer to Rule 11-02(c)(1) and (2) of the Regulation S-X.

In accordance with Rule 11-02(c) (1) and (2) of Regulation S-X based on the acquisition being consummated as of September 28, 2005 and an 8-K filing date of September 28, 2005, the June 30, 2005 balance sheet is the most recent pro forma financial statements required.

We also call your attention to page 2-22 section 3. b) (1) of the U.S. Securities and Exchange Commission Accounting Disclosure Rules and Practices Training Material which states that “The staff believes that the age of financial statements in a Form 8-K should be determined by reference to the filing date of the form 8-K initially reporting consummation of the acquisition.” We also call your attention page 2-21 section 2.a) which states “Generally, financial statements of an acquired business need not be updated if the omitted period is less than a complete quarter. For example: If an acquisition was consummated on September 29, the staff generally would not require that the financial statements of an acquired entity be updated past June 30. However, disclosure of significant events occurring during the omitted interim period may be necessary.”

Based on the above information, we believe that the June 30, 2005 financial statements are the most recent financial statements required.

•
Disclosure under Item 9.01(b) in your Form 8-K indicates that you have presented a pro forma balance sheet; however, it does not appear to be included in the Form 8-K. While the effects of the respective acquisitions are included in your September 30, 2005 historical balance sheet, it appears a pro forma balance sheet as of September 30, 2005 is required to give effect to the lending and financing activities that occurred subsequent to the balance sheet date.

Please be advised that the pro forma balance sheet was omitted from the Form 8-K/A as the result of a filing error and has been included in an amended Exhibit 99.3 to the Form 8-K/A filed today.

United States Securities and Exchange Commission
January 10, 2006
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In addition, although we utilized the interim financial statements available as of June 30, 2005 on Form 8-K/A for the reason stated above, we did, in fact, give effect to the lending and financing activities that occurred subsequent to the closing of the CMHC acquisition (see notes (A2) and (A3) to pro forma financial statements).

•
We note that since there was no readily available statement of operations available for CL for the four months ended April 2005, you used an estimated statement of operations for your pro forma financial statements. Since Rule 11-02(b)(4) of Regulation S-X indicates that pro forma statements be in columnar form showing historical statements, it does not appear appropriate to use estimated operations for this insignificant acquisition.

The estimated statement of operations for CL for the four months ended April 2005 was based on actual historical results from prior periods. Historically CL’s results of operations have not fluctuated from period to period, therefore we believe that the estimated results for the four months ended April 2005 would approximate actual results. Although CL’s operations are insignificant, we felt that the inclusion of these estimated amounts would be more informative than simply excluding these amounts in their entirety. However, for the sake of clarity, we have changed the caption in the amended form 8-K/A for Continued Learning for the four months ended April 2005 to note that these amounts are estimated historical amounts.

•
Tell us how you considered Rule 11-02(c)(3) of Regulation S-X which requires disclosure of the periods combined and of the sales or revenues and income for any periods which were included more than once in the condensed pro forma income statements (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period). In this regard, it appears that CMHC’s results for the three months ending March 31, 2005 have been included in the pro forma financial statements for the year ended December 31, 2004 and the six months ended June 30, 2005.

In response to the staff’s comment, we have added disclosure on page 4 of the notes to the pro forma financial statements filed as Exhibit 99.3 to the Form 8-K/A filed today regarding the inclusion of CMHC’s results of operations for the period of January 1, 2005 through March 31, 2005, including the amount of CMHC revenue and net income for the three months ended March 31, 2005.

United States Securities and Exchange Commission
January 10, 2006
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•
We note that the interim results as of and for the period ended June 30, 2005 include a review report from Saltz, Shamis & Goldfarb. Since this accountant has not audited the prior fiscal year, they are presumed to not have adequate knowledge of CMHC’s accounting and financial reporting policies to issue a review report on interim data. Refer to AU 722.10-13 and demonstrate why their auditors believe they have overcome this presumption.

Saltz, Shamis & Goldfarb (SS&G) performed all procedures required by the Statements on Standards for Accounting and Review Services (SSARS) prior to the issuance of their review report on the financial statements of CMHC Systems, Inc. (CMHC) as of and for the quarter ended June 30, 2005 and 2004. Note that as of these dates CMHC was a privately-owned company and therefore the SSARS requirements were the applicable standards.

In addition, in connection with their review, SS&G discussed results of the audits of the March 31, 2005 and 2004 financial statements inclusive of audit adjustments with the company's predecessor auditors, KPMG LLP, reviewed the audited financial statements, and obtained and reviewed CMHC’s business process documentation prepared by KPMG in connection with their previously mentioned audits. In connection with their review, SS&G also made inquiries of CMHC personnel in order to understand the Company's business, operating characteristics, accounting principles and changes in the company's operations in order to develop reasonable expectations related to financial position and operating results for the period reviewed.

•
Refer to pro forma adjustment B1(a). Tell us why the adjustment for amortization of acquired software is presented in selling, general and administrative expenses. Refer to FASB Staff Implementation Guide, Statement 86, Question 17.

The amortization of acquired software should have been classified as cost of sales and not selling, general and administration and has been corrected in the amended 8-K/A filing.

•
Tell us why you believe it is appropriate to assume equity classification of the net proceeds from the financing transaction when your intended accounting is expected to present a liability until you have no further obligations pursuant to the registration rights provision. Also see comments below regarding this intended accounting.

United States Securities and Exchange Commission
January 10, 2006
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As discussed in our response to comment 12 below, we continue to believe that our proposed accounting for the financing transaction is appropriate. We have presented the registration rights obligation as a liability, consistent with the proposed accounting treatment, in the pro forma balance sheet in the amended Form 8-K/A filed today.

Form 10-Q for quarter ended September 30, 2005

Note 8. Acquisitions, page 12

CMHC Systems, Inc. (“CMHC”)

Prior Comment Number 29

11.
Tell us more about your legal performance obligation associated with the maintenance and services to be performed within the next 12 months. Demonstrate how you determined the fair value of this performance obligation and why you believe the historical cost basis of the deferred revenue approximates its fair value.

The deferred revenue represents prepayments for maintenance and services to be performed within the next 12 months under annual maintenance agreements. Netsmart legally assumed CMHC’s performance obligations under its contracts. The services provide our customers with telephone help as well as maintaining and upgrading the software, including ongoing enhancements. Our maintenance contracts may require us to make modifications to meet any new federal or state reporting requirements which become effective during the term of the maintenance contract. A legal performance obligation was defined in EITF 01-3 as “a legal obligation to provide goods, services, the right to use an asset(s), or some other consideration to a customer(s).” The contractual obligations to perform maintenance and services assumed in the acquisition of CMHC would clearly fall under the definition of a legal performance obligation. The deferred revenue was recorded at fair value at the date of acquisition. The fair value, which the Company determined was equivalent to the historical cost basis of the deferred revenue, was determined based upon the fair value of the service to be performed. These agreements are for a short-term period (12 months), and new agreements are currently being sold at similar prices as the agreements in effect at the date of acquisition. The contracts were all subject to arms-length negotiations in recent transactions (within the past 12 months) with third-party customers, which established the fair value of the services and Netsmart is continuing to sell these services at similar prices, further corroborating the fair value of the performance obligation. The maintenance agreements are amortized ratably over their 12-month lives. Thus, based upon EITF 01-3 Issue 1 item 6, we believe that the amount assigned to deferred revenue at the date of acquisition is equivalent to the fair value of the services to be performed at the date of acquisition.

United States Securities and Exchange Commission
January 10, 2006
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Note 10. Subsequent Events, page 16

Prior Comment Number 31

12.	We have reviewed your response to prior comment numbers 31 and 32 and have the following additional comments:

•
Your response suggests, in part, that you believe the registration rights agreement should not be combined with the common stock and warrants (View C of EITF 05-4). Accordingly, in this portion of your response, it appears that you believe the registration rights agreement represents a separate derivative, which requires that the registration rights agreement be recorded at fair value with changes in the fair value flowing through earnings. If this is your position, please tell us why you believe it is appropriate to present the maximum amount of the penalty as a liability and why you believe this represents the fair value of the separate derivative.

•
Your response also suggests that you believe the maximum amount of the penalty does not exceed the difference between the fair value of a registered share and an unregistered share. This portion of your response seems to suggest that you believe the registration rights agreement is not a separate derivative and that it should be combined with the units (warrant and common share) and analyzed further as a combined unit under EITF 00-19 in determining the appropriate accounting (View A of EITF 05-4). If this is your position, please tell us why you believe it is appropriate to present the maximum amount of the penalty as a liability. In this regard, it appears SFAS 5 may be the appropriate accounting for the registration rights agreement.

•
Furthermore, we note that if your position is View A of EITF 05-4, you appear to conclude that the 20% maximum penalty that could be incurred does not exceed the difference between the fair value of a registered share and an unregistered share (par. 16 of EITF 00-19). Please provide a more detailed analysis of how management reached this conclusion.

Please ensure your response clearly indicates which of the views in EITF 05-4 the company adheres to. Confirm that you have and will consistently apply the view selected on a consistent basis (all historical transactions and future transaction subject to the scope) until the FASB and EITF conclude on this matter.

United States Securities and Exchange Commission
January 10, 2006
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The Company believes that View C of EITF 05-4 is most appropriate. The Company believes that the financial instruments (the common stock and the warrants) and the registration rights agreement should be accounted for separately as freestanding instruments. The agreements are separate legal agreements and the payment of a liquidating damages penalty under the registration rights agreement does not alter the investor’s rights to ownership of the common stock or to its rights under the warrant agreement. As stated in our prior response, since the common stock and warrants comply with all of the provisions in EITF 00-19, paragraphs 12 through 32, they should be classified as equity and excluded from the scope of SFAS 133 pursuant to paragraph 11a. There are no net-cash settlement alternatives for either the common stock or the warrants. However, the separate registration rights agreement would not initially be classified as equity and would be accounted for at fair value in accordance with SFAS 133.

The Company believes that the maximum amount of the penalty is the best estimate of fair value. Getting a registration statement declared effective and maintaining the effectiveness of a registration statement is outside of our control. In accordance with paragraphs 14 through 18 of EITF 00-19, it must be assumed that a registration statement will not be declared effective; therefore it is not possible to predict the likelihood of fulfilling our registration rights obligation. Accordingly, it seems prudent to assume that the maximum penalty will be paid. Also, since the registration rights period does not extend beyond one year (the registration period ends at such time as the shares have become eligible for sale pursuant to Rule 144(k)), it is not necessary to consider the time value of money. Additionally, as an alternative valuation methodology, based upon our negotiations with the investor, the maximum amount of the penalty was meant to represent the difference between the fair value of registered and unregistered shares- this corroborates that the fair value of the penalty equals the maximum amount of the penalty.

In accordance with View C of EITF 05-4 and SFAS 133, the Company intends to adjust the fair value of the registration rights at each reporting date, with changes in fair value recorded through earnings. Once the registration obligation has been completely satisfied by the Company, the balance of the liability will be reclassified to equity in accordance with paragraph 10 of EITF 00-19. The Company believes that this accounting most appropriately reflects economic reality, as the registration obligation is related to capital raising activities (even though it does not meet all four criteria of DIG K-1 in order to be considered a combined instrument). Paragraph 10 of EITF 00-19 states in part, “the classification of a contract should be reassessed at each balance sheet date. If the classification required under this Issue changes as a result of events during the period… [for example the fulfillment of a registration obligation]…the contract should be reclassified as of the date of the event that caused the reclassification.”

United States Securities and Exchange Commission
January 10, 2006
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We confirm that we will consistently apply View C of EITF 05-4 to all transactions until the EITF and the FASB conclude on this matter.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

                                                     Sincerely,

                                                     /s/ James L. Conway

                                                     James L. Conway